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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

SPEAR & JACKSON, INC. F/K/A/ MEGAPRO TOOLS, INC.

(Name of Issuer)

Common Stock,
par value $.001 per share

(Title of Class of Securities)

58515X 10 3

(CUSIP Number)

Steven C. Barre
Senior Vice President, General Counsel and Secretary
Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1108
West Palm Beach, FL 33401

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 23, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(1-06)

     CUSIP No. 58515X 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacuzzi Brands, Inc. F/K/A U.S. Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,543,281
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,543,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8%*
14	TYPE OF REPORTING PERSON CO

* Based on the number of shares outstanding as of February 14, 2006 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2006.

     CUSIP No. 58515X 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) USI American Holdings, Inc. F/K/A USI Global Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,543,281
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,543,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8%*
14	TYPE OF REPORTING PERSON CO

* Based on the number of shares outstanding as of February 14, 2006 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2006.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 amends the Report on Schedule 13D, originally filed on September 16, 2002 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on April 26, 2005 (“Amendment No. 1” and together with the Original Schedule 13D, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.

      Item 1. Security and Issuer.

     This filing relates to the common stock, $.001 par value per share (the “Common Stock”), of Spear & Jackson, Inc., a Nevada corporation (formerly known as Megapro Tools, Inc.) (the “Issuer”).

      Item 2. Identity and Background.

     (a)-(c) This Amendment No. 2 to Schedule 13D is filed by each of (i) Jacuzzi Brands, Inc., a Delaware corporation (“Jacuzzi”), the principal business of which is the manufacturing and marketing of bath and plumbing products, and (ii) USI American Holdings, Inc., successor in interest to USI Global Corp., a Delaware corporation and wholly-owned subsidiary of Jacuzzi (“USI American,” and together with Jacuzzi, the “Reporting Persons”), the principal business of which is to hold certain investments, including the investment in the Issuer. The principal business address for each of Jacuzzi and USI American is Phillips Point – West Tower, 777 South Flagler Drive, Suite 1108, West Palm Beach, Florida 33401. Appendix 1 hereto sets forth the name, principal business, address and citizenship of each of the executive officers and directors of the Reporting Persons and is incorporated herein by reference.

     (d)-(e) During the last five years, none of such persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the persons referred to above is a citizen of the United States.

      Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable.

      Item 4. Purpose of Transaction.

     (a) and (c) The Reporting Persons intend to sell all of their shares of Common Stock of the Issuer (the “Shares”) to United Pacific Industries Limited, a Bermuda corporation (“UPI”) pursuant to a Stock Purchase Agreement dated as of March 23, 2006 among the Reporting Persons and UPI (the “Stock Purchase Agreement”). A copy of the Stock Purchase Agreement is attached hereto as an Exhibit and is incorporated herein by reference.

      (b) None.

     (d) The Reporting Persons have agreed, among other things, in the Stock Purchase Agreement to cause designees of UPI and one designee of the Reporting Persons to be elected to the Board of Directors of the Issuer and to use commercially reasonable best efforts so that such UPI designees are in sufficient numbers to give UPI a majority of the Board of Directors of the Issuer.

      (e)-(i) None.

      Item 5. Interest in Securities of the Issuer.

      (a)

      (b)

     (c) During the past 60 days prior to the date hereof, there has been no transaction involving the Shares by either of the Reporting Persons other than the execution of the Stock Purchase Agreement (and the assignment of the Stockholders’ Agreement described in Item 6 below). After the consummation of the Stock Purchase Agreement, no Reporting Person will hold any Shares or retain any rights or obligations under the Registration Rights Agreement or the Stockholders’ Agreement, a copy of each of which have been previously filed as Exhibits and are incorporated herein by reference.

      (d)

      (e)

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On March 23, 2006, the Reporting Persons entered into the Stock Purchase Agreement with UPI to sell 3,543,281 shares of the Common Stock of the Issuer owned by the Reporting Persons to UPI for US $1.40 per share for an aggregate purchase price of US $4,960,593.40. Such Shares constitute all of the shares of the Issuer owned by the Reporting Persons. The summary set forth herein of certain provisions of the Stock Purchase Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which has been attached hereto as an Exhibit and is incorporated herein by reference.

     The representations, warranties and covenants made by the Reporting Persons and UPI are typical for this type of transaction, and include a covenant that restricts the Reporting Persons from soliciting or negotiating with a third party between the signing date of the Stock Purchase Agreement and the closing date of the transaction. The Reporting Persons have also agreed that in connection with the closing of the transaction, it will, among other things, cause UPI’s designees and one designee of the Reporting Persons to be elected to the Board of Directors of the Issuer and will use commercially reasonable best efforts so that such UPI designees are in sufficient numbers to give UPI a majority of the Board of Directors of the Issuer. UPI has also agreed that it or any of its affiliates will not purchase any additional Common Stock during the period from the signing date of the Stock Purchase Agreement through one year following the closing at a price less than US $1.40 per share.

     The purchase of the Shares by UPI contemplated by the Stock Purchase Agreement is subject to the receipt of a number of closing conditions, including approval by UPI’s shareholders and the United Kingdom Pensions Regulator and receipt of certain other regulatory approvals as well as other customary closing conditions.

     The Stock Purchase Agreement may be terminated by the parties upon the occurrence of certain events. In addition to customary and usual termination rights, other events of termination include (i) by either the Reporting Persons or UPI if the Closing shall not have been consummated prior to or on July 31, 2006, (ii) by either party if the other has breached or failed to perform in any material respect any representations, warranties, covenants, agreements or other obligations contained in the Stock Purchase Agreement which cannot be cured or have not been cured within 15 days after receipt of notice of breach or failure to perform or (iii) by the Reporting Persons or UPI if certain conditions shall have been rendered impossible to satisfy and have not been waived by the party entitled to the benefit thereof.

      Closing is expected to occur no later than July 2006.

     The Shares are subject to an existing Registration Rights Agreement dated as of September 6, 2002 between the Issuer and the Reporting Persons (the “Registration Rights Agreement”). The summary set forth herein of certain provisions of the Registration Rights Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been previously filed as Exhibit 4 to the Original Schedule 13D and is incorporated herein by reference.

     Pursuant to the Registration Rights Agreement, the Issuer has granted the Reporting Persons certain “demand” and “piggyback” registration rights in the event the Reporting Persons should determine to sell any of their Shares under circumstances requiring the registration of such sale under the Securities Act of 1933, as amended. The rights of the Reporting Persons pursuant to the Registration Rights Agreement will be assigned to UPI in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement.

     The Shares are also subject to an existing stockholders’ agreement dated as of September 6, 2002 between the Issuer and the Reporting Persons and certain other parties named therein (the “Stockholders’ Agreement”). The summary set forth herein of certain provisions of the Stockholders’ Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the Stockholders’ Agreement, a copy of which has been previously filed as Exhibit 3 to the Original Schedule 13D and is incorporated herein by reference.

     Pursuant to the Stockholders’ Agreement, the Issuer has granted to the Reporting Persons, the right to sell their Shares if another stockholder sells its securities of the Issuer in one or more transactions where the consideration for such shares to be sold exceeds $10,000 (“tag-along rights”). The Stockholders’ Agreement also grants to the Reporting Persons the right to maintain their percentage ownership of Common Stock of the Issuer by allowing the Reporting Persons to purchase additional shares of Common Stock of the Issuer when the Issuer issues such shares (“pre-emptive rights”). The rights and obligations of the Reporting Persons pursuant to the Stockholders’ Agreement will be assigned to UPI in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement.

     The Reporting Persons adopted a Plan of Disposition for the Shares on April 21, 2005 and thereafter commenced an extensive process identifying potential purchasers and obtaining indications of interest.

     Brian C. Beazer, the Chairman of UPI, is a director of Jacuzzi Brands and holds approximately 24.56% of the shares of UPI. David H. Clarke, the Chairman and Chief Executive Officer of Jacuzzi Brands, is a director of UPI and holds approximately 22.88% of the shares of UPI. Mr. Clarke also holds approximately 28,350 shares of common stock of the Issuer, representing approximately 0.49% of the shares of the Issuer but the shares of the Issuer owned by Mr. Clarke are not being purchased at the time of the sale of the Shares by the Seller to UPI.

     Messrs. Clarke and Beazer disclosed to the Jacuzzi Board of Directors their interest in UPI’s proposal and recused themselves from participating in any discussions involving the sale of the Shares.

     The Board of Directors upon learning of UPI’s interest in purchasing the Shares delegated to the Finance Committee, comprised entirely of independent directors, without the participation of Mr. Beazer or Mr. Clarke, the authorization to analyze, review, negotiate and approve a transaction to dispose of the Shares. The General Counsel of Jacuzzi Brands, together with the assistance of independent outside counsel, continued the disposition process under the direction of the Finance Committee. The Reporting Persons received and assessed offers from numerous bidders, including UPI. The Finance Committee weighed the range of potential value for the Reporting Persons under each offer as well as the different structures proposed and the risks presented in respect of consummation of the various proposed transactions. The Finance Committee determined that the offer from UPI was superior to the other offers.

     The Finance Committee also engaged an independent financial advisor to render a fairness opinion to the effect that the sale of the Shares to UPI is fair to Jacuzzi Brands from a financial point of view.

     The purchase price for the sale of the Shares of the Issuer owned by Jacuzzi Brands and USI was determined pursuant to arms-length negotiations.

      Item 7. Material to be Filed as Exhibits.

      Exhibit 1:      Joint Filing Agreement among the Reporting Persons.

      Exhibit 2:      Stock Purchase Agreement dated as of March 23, 2006 among the Reporting Persons and UPI.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 27, 2006

JACUZZI BRANDS, INC. F/K/A U.S. INDUSTRIES, INC

By:	/s/ Steven C. Barre

	Name:	Steven C. Barre
	Title:	Senior Vice President, General Counsel and Secretary

APPENDIX 1

EXECUTIVE OFFICERS AND DIRECTORS
OF
JACUZZI BRANDS, INC. AND USI AMERICAN HOLDINGS, INC.
WHO ARE NOT REPORTING PERSONS

     The following sets forth certain information about executive officers and directors of Jacuzzi Brands, Inc. and USI American Holdings, Inc. who are not Reporting Persons. All persons listed are United States citizens.

Name, and Residence or Business Address	Present Principal Occupation or Employment; Name, Principal Business and Address in Which Such Employment is Conducted (if Different from Business Address of Employer)

David H. Clarke c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Chairman and Chief Executive Officer Jacuzzi Brands, Inc. Director USI American Holdings, Inc.

Alex P. Marini c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	President and Chief Operating Officer Jacuzzi Brands, Inc.

Steven C. Barre c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Senior Vice President, General Counsel and Secretary Jacuzzi Brands, Inc. USI American Holdings, Inc. Director USI American Holdings, Inc.

Marie S. Dreher c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Senior Vice President – Corporate Development and Strategy Jacuzzi Brands, Inc.

Jeffrey B. Park c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Senior Vice President, Chief Financial Officer, Treasurer Jacuzzi Brands, Inc. USI American Holdings, Inc. Director USI American Holdings, Inc

Francisco V. Punal c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Vice President – Controller Jacuzzi Brands, Inc. Vice President – Corporate Controller USI American Holdings, Inc.

Diana E. Burton c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Vice President – Investor Relations Jacuzzi Brands, Inc.

Edmund L. Krainski c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Vice President – Finance Jacuzzi Brands, Inc.

Name, and Residence or Business Address	Present Principal Occupation or Employment; Name, Principal Business and Address in Which Such Employment is Conducted (if Different from Business Address of Employer)

Brian C. Beazer c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Chairman, Beazer Homes USA, Inc. Director of Jacuzzi Brands, Inc.

Veronica Hagen c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	President and Chief Executive Officer, Sappi Fine Paper North America Director of Jacuzzi Brands, Inc.

John J. McAtee, Jr. c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Chairman, McAtee L.L.C. Director of Jacuzzi Brands, Inc.

Claudia E. Morf c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Director of Jacuzzi Brands, Inc.

Royall Victor III c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Retired Managing Director, Chase Securities Inc. Director of Jacuzzi Brands, Inc.

Thomas Waldin c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Director of Jacuzzi Brands, Inc.

Robert R. Womack c/o Jacuzzi Brands, Inc. 777 S. Flagler Drive, Suite 1100 West Palm Beach, FL 33401	Retired Chairman and Chief Executive Officer, Zurn Industries, Inc. Director of Jacuzzi Brands, Inc.